

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Via E-Mail
Christopher M. Crain, Esq.
General Counsel
Houlihan Lokey, Inc.
10250 Constellation Blvd., 5th Floor
Los Angeles, CA 90067

      Re: **Houlihan Lokey, Inc.**
             Draft Registration Statement on Form S-1
             Submitted May 8, 2015
             CIK No. 0001302215

Dear Mr. Crain:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphical materials or artwork, including logos, that you intend to use in your prospectus. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations (Securities Act Forms) for guidance.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance on Section 2(a)(3) of the Securities Act by Section 105(a) of the

Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Overview, page 1

3.   We note your statement that you achieved compound annual growth rates of 8.8% and 9.7% in revenues and net income, respectively, from 2000 to 2014. We also note that, in this passage and throughout your prospectus, you refer to your revenues as stable and predictable, both as compared to your competitors and generally. Please expand your disclosure as applicable to note any years in which your revenue and/or net income significantly diverged from these historical averages.

Our Services, page 4

4.   We note your statement here, and elsewhere, that you receive upfront and monthly retainer fees in a majority of your Corporate Finance and Financial Restructuring engagements. We also note that on page 22 you state that for advisory engagements that do not result in the successful consummation of a transaction, you sometimes receive a "modest retainer." Finally, we note that, while you received retainer and/or progress fees for 89% of your financial restructuring engagements, they combined to account for only 29% of your revenues in fiscal 2014. Please consider revising this disclosure to include information about the relative contribution that these types of fees make to your overall revenues.

5.   You state that your ability to provide customized capital markets solutions in the private capital markets differentiates you from bulge-bracket firms that focus on competing in more standardized and commoditized financings. Please expand your disclosure to briefly describe the role or roles that you play in these types of private capital market transactions.

Our Market Opportunity, page 7

Growth in Corporate Debt Issuance and Rise in Restructuring Activity, page 8

6.   We note your statement that a spike in default rates often follows periods of substantial leveraged loans and high yield issuances, which you indicate that you expect to occur even if the macroeconomic environment continues to improve. We also note that the past two such spikes, as illustrated in your chart on page 9, occurred in proximity to U.S. economic recessions. Please reconcile these statements, along with your statements elsewhere (for example, on page 7) that the U.S. macroeconomic environment is stabilizing and the market is returning to higher levels.

Summary Consolidated Financial and Other Data, page 18

7.   We note that you have presented your financial data within the front part of the document based on the oldest periods displayed first, but in your consolidated financial statements, you have presented the most current data presented first. Please revise your chronological ordering of data to be consistently presented throughout the entire document. Please refer to SAB Topic 11:E.

Risk Factors, page 20

General

8.   A number of your risk factors discuss risk in generic terms, without providing the investor with an indication of the likelihood that the risk may occur or the potential impact of the risk on your financial condition. For instance, on page 27 you discuss the risk that your clients may not be able to pay you for your services. How many clients have failed to pay their bills in each of the last two fiscal years and what was the total amount of fees that remain uncollected due to default? Also, how much of your earned fees are currently unpaid by your clients? Similarly, on page 28 you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Revise all your risk factors so that they provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings. For instance, please review the first risk factor on page 24, the last risk factor on page 26, the last risk factor on page 28 and the first risk factor on page 29.

We may not be able to generate sufficient cash in the future to service any future indebtedness, page 27

9.   Please revise this risk factor to indicate that you have current plans to incur indebtedness in connection with the offering.

Corporate Reorganization, page 40

10.   In order for investors to better understand the change in your organizational structure as you transition to a public company, consider providing a graphical presentation of the current corporate structure and the corporate structure after the reorganization and offering. The presentation should also clarify which assets will be added to Houlihan Lokey and the assets which will be distributed to ORIX USA and the other current owners of the existing entity prior to the offering.

11.   You state that prior to the consummation of this offering, you will make a distribution to your existing owners consisting of cash and certain of your non-operating assets. We

also note per page 53 that your non-operating minority investment in an engineering business will be distributed among other assets, to the existing owners of Houlihan Lokey as part of the corporate reorganization. Please clarify which assets, including the related carrying value, will be include in the distribution to your existing owners. Additionally, in light of this distribution and other reorganization transactions occurring, please tell us how you concluded that pro forma financial statements prepared in accordance with Article 11 of Regulation S-X were not required.

12.   We note from your discussion of your 2006 Incentive Compensation Plan on page 96, that in connection with the corporate reorganization, outstanding restricted stock granted pursuant to the 2006 Plan will convert into restricted shares of Class B common stock. Please enhance and clarify in your "Corporate Reorganization" and "Effects of the Corporate Reorganization and this Offering" discussions how the conversion of outstanding restricted stock granted under the 2006 Incentive Plan will be effected.

13.   We note from you disclosure on page F-14, that ORIX USA has the right, but not the obligation, to purchase shares to maintain its majority effective ownership of the Company and that historically it has exercised this right. Please clarify whether ORIX USA will maintain the right, post corporate reorganization to maintain its effective ownership of the Company.

Capitalization, page 43

14.   We note that you have included Receivable from affiliates in your capitalization table. Please explain the basis thereof and tell us whether this line item is expected to be affected by any pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Business Environment and Outlook, page 49

15.   We note your statement here, and elsewhere in the registration statement, that demand for your financial restructuring services remains "reasonably strong." Please expand your disclosure to clarify what the benchmark for this comparison is (i.e. as compared to your performance in prior years, or, alternatively, as compared to your peer companies, for example). We note that revenues and earnings for the nine month period ending December 31, 2014 declined compared to the prior year period.

16.   In your Overview discussion on page 1 you state that Houlihan Lokey is a leading global independent investment bank with 17 offices globally and on page 25 your disclose that 14% of your revenue was earned from international operations. Please enhance your Fee Revenue discussion on page 49 to disclose fees earned from your international

operations, including by business segment, as applicable, for the respective periods presented. Additionally, to the extent that any specific countries account for the majority of the international revenue, please disclose those countries.

Key Financial Measures, page 49

Operating Expenses; Employee Compensation and Benefit Expenses, page 50

17. Please revise this section, or another appropriate portion of your Management's Discussion and Analysis, to discuss any reason why compensation expense appears to rise faster than your revenues, but also will decline faster than revenues contract. For instance, we note that overall compensation expenses increased 19% in the year ended March 31, 2014 compared to the prior year, and 20% in in the nine month period ending December 31, 2014 compared to the same period in 2013. However, Fee revenue increased 14% and 19% over the same periods. Conversely, when revenues for your restructuring unit declined in the nine month period ending December 31, 2014 compared to 2013, compensation declined 25%.

18. In your discussion of employee compensation and benefits expenses, you state that your existing arrangements with your affiliate, ORIX USA, will terminate and that your compensation and benefits expenses to fee revenue has been higher than what you intend to target. You also state that you plan to target a compensation ratio of approximately 65% to 66%. Please clarify if your target compensation ratio is calculated based on compensation and benefits expenses to fee revenue and revise your discussion to disclose what the ratio has been for the periods presented.

Business Segments, page 53

Corporate Finance, page 54

19. We note your table on page 55 of U.S. M&A market and M&A transaction information specific to Houlihan Lokey based on Thomson Reuters reporting. In the table and the discussion following the table you state that U.S. M&A transactions announced and completed increased 6% and 3%, respectively compared with the year ended March 31, 2013 and the number of U.S. M&A transactions announced and completed for the nine months ended December 31, 2014 increased 10% and 6%, respectively, compared with the nine months ended December 31, 2013. However, these changes do not correspond with the number changes shown in the table. Specifically, it appears that either the percentage changes all have the wrong signs, or that the data in the table is incorrectly included in the wrong column of the table. Please revise the tables and/or percentages accordingly, along with the qualitative discussion on page 56 related to your analysis of your segment results.

20.   We note your disclosure on page 56 that during the year ended March, 31, 2014 versus March 31, 2013, you experienced a 19.6% increase in your average fee for closed corporate finance transactions, and that for the nine months ended December 31, 2014 versus the nine months ended December 31, 2013, you experienced a 29% increase in your average fee for the closed corporate finance transactions. Please clarify how this percentage increase is calculated and discuss the drivers of the increase in the average fee. To the extent there are any known trends or uncertainties regarding the continued growth in the average fee rate, please discuss them.

Corporate Revenues and Expenses, page 59

21.   We note from your disclosure that corporate expenses increased by 38% for the year ended March 31, 2014 compared to the year ended March 31, 2013, and increased an additional 23% during the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013. In both cases, your disclosure indicates that the increase in these expenses was primarily a result of increased compensation costs to corporate employees. Please expand your disclosure to provide the underlying drivers (e.g. increase in number of employees, nature of the employees' functions, nature of benefits offered, etc.) of these compensation increases for each period presented.

Liquidity and Capital Resources, page 60

22.   We note that you loan excess cash on hand to ORIX USA and that you intend to continue your current cash management processes. Please expand this disclosure to provide a general description of the terms of this arrangement, including a discussion of any collateral provided to secure these loans and any other types of recourse that you have against ORIX USA in the case of nonpayment.

23.   We note from your discussion that a significant use of your cash is your loan receivable from ORIX USA. Enhance your discussion to address how the impact of this offering, related reorganization and agreements will impact this lending arrangement with ORIX USA and the related impact to your liquidity, including any expected changes in uses and sources of liquidity. Refer to Item 303(A)(1) of Regulation S-K.

24.   We note that for the periods ending March 31, 2014, and 2013 and the nine months ending December 31, 2014 and 2013, you paid cash dividends to your stockholders. Enhance your discussion to address how you expect both the corporate reorganization and this offering to impact this trend. Refer to Item 303(A)(1) of Regulation S-K.

Contractual Obligations, page 62

25.   We note that in conjunction with your minority investment in an unconsolidated entity call and put rights were issued each at a multiple of the prior twelve months net income

times the percentage of ownership being acquired or sold. Please revise your Summary of Significant Accounting Policies to disclose your accounting policy for the options and tell us how you have determined the value of the options.

Critical Accounting Policies and Estimates, page 63

Recognition of Revenue, page 63

26. Disclose the specific method you use to measure the estimates of work completed under the proportional revenue methodology. Additionally, discuss the estimates and assumptions involved in evaluating the profitability and stage of completion of projects.

27. Your disclosure notes that in some cases, approval of your fees is required from the courts or regulatory authority and the recognition of revenue is often deferred until approval is granted. However, your disclosure goes on to state that in some cases, if the revenue recognition criteria are otherwise met, you may recognize revenue in advance of such approval. Please describe the types of situations where you have recognized revenue in advance of court or regulatory approval, and provide an indication of the significance of such fees to the periods presented.

Accounts Receivable and Unbilled Work in Progress, page 65

28. We note your disclosure that bad debt expense is recorded throughout the year as uncollected revenues are evaluated for collectability, and that amounts deemed to be uncollectible are written off. Your policy then goes on to state that if cash is subsequently collected for the receivables that were written off, the amount is recognized as revenue. Please tell us why these subsequently collected amounts are recorded as revenue as opposed to a reduction of bad debt expense, and tell us how you concluded it was appropriate to potentially recognize revenue twice for the same transaction.

Business, page 67

Corporate Finance, page 70

29. Please include disclosure regarding the composition of your fee revenue for this segment similar to the disclosure that you provide for the financial restructuring segment on page 74.

Our People, page 81

30. In a number of places in the document, you discuss the need to attract and retain the services of your Managing Directors and other financial professionals. Please revise this section, or another appropriate portion of the document, to discuss the ways in which you attempt to retain the services of your key employees. For instance, how do you protect

against significant employee defections to competitors in times where a particular industry or operating segments is particularly financially profitable. Please also address whether management believes the creation of the new equity incentive programs contemplated as part of this offering will assist or exacerbate the risks that employees may choose to leave Houlihan Lokey for one of your competitors.

Equity Grants in Connection with this Offering, page 95

31.   We note from your discussion that you expect to make grants of restricted shares of Fram stock pursuant to the 2006 Plan to certain of your employees in connection with this offering. Please enhance your "Corporate Reorganization" and "Effects of the Corporate Reorganization and this Offering" discussions on pages 40 and 41, respectively, to discuss the impact of these expected grants.

Equity Incentive Plans, page 96

32.   We note your disclosure that the 2006 Plan provided for the grant of restricted shares of Fram to officers of Fram, its subsidiaries or ORIX USA, and the grant of cash bonus awards to your employees, directors and consultants. Please reconcile this with your disclosures elsewhere (on page F-19, for example) that certain of your employees have been granted restricted shares of Fram.

Certain Relationships and Related Party Transactions, page 102

33.   Please tell us, with a view towards revised disclosure, whether the loans discussed on page 103 will be repaid, or explain how the loans will be "extinguished."

Description of Indebtedness, page 113

34.   When the information becomes available, provide a summary of the material covenants and other restrictions included in the New Revolving Credit Facility.

35.   Please include a description of the New ORIX Note discussed on page 102 in this section.

Consolidated Balance Sheets, March 31, 2014 and 2013, page F-3

36.   Please revise to move the "Commitments and contingencies (Note 13)" line item to be presented above the stockholders' equity section pursuant to Rule 5-02 of Regulation S-X.

Consolidated Statements of Changes in Stockholders' Equity, page F-5

37.   Please tell us in more detail what the Fram share redemptions transactions reflected as a reduction in additional paid-in-capital represent, the related offsetting accounts affected

by these transactions, and describe the accounting guidance you relied upon for this presentation.

38.   Please tell us why stock subscriptions receivable issued are classified as a reduction to equity given that they represent loans to purchase shares in Fram common stock.

Note 2. Summary of Significant Accounting Policies, page F-8

(i) Investment in Unconsolidated Entities, page F-10

39.   We note your disclosure that you use the equity method of accounting for investments in fund and partnership interests when you have more than a minor ownership interest or more than minor influence over operations, but do not have a controlling interest and you are not the primary beneficiary. We also note per your disclosure in Note 3 where you describe only two investments in unconsolidated entities, one of which is a heavy construction firm and the other of which is a financial advisory firm. Please tell us and revise your disclosure as necessary to clarify whether you have any investments in funds or partnership interests. To the extent that you do not have any interests in any funds or partnership interests, please delete the reference to such entities in your accounting policy.

(n) Reclassifications, page F-13

40.   We note that you have reclassified recoveries of out-of-pocket expenses from revenue to net of the related expenses consistent with industry standards. Please provide us with the industry standards which you reference and explain how you considered the guidance in ASC 605-45-45-22 and 23.

Note 7.   Goodwill and Other Intangible Assets, page F-16

41.   Please specify what "Changes" represents in your goodwill rollforward table by business segments and separately disaggregate increases/decreases due to acquisitions/dispositions and effects of foreign currency translation adjustments.

Note 10. Employee Benefit Plans, page F-20

42.   We note that the significant assumptions used to develop the fair value estimates of the restricted share of Fram include the discount rate used under the income approach and the net income and revenue multiples used under the market approach. Please disclose the actual discount rate and revenue multiples used in your valuation of the restricted shares of Fram for the periods presented. Refer to ASC 718-10-50-2(f).

Note 14. Supplemental Cash Flow Information, page F-22

43.   We note that in March 2014 you acquired an interest in a financial advisory firm. Please revise your disclosures to address the disclosure requirements of ASC 805-10-50-2h as required for this acquisition, as well as for the subsequently announced Bridge Strategy Group acquisition in January 2015.

Note 15. Net Income Attributable to Houlihan Lokey, Inc. Per Share, page F-23

44.   We note your disclosure on page F-21 that you paid dividends related to unvested shares at March 31, 2014 and 2013. Please tell us how you considered whether these were participating securities and thus would be required to apply the two-class method of computing earnings per share. Please refer to ASC 260-10-45-61A.

Note 16. Segment Information, page F-24

45.   Please revise to provide the geographic disclosures required by ASC 280-10-50-41.

Part II, Item 16, Exhibits

46.   Please file the cash management agreements that you maintain relating to the receivables from ORIX USA and OGC, an affiliate of ORIX USA. Alternatively, please provide us with your analysis as to why these agreements are not material contracts under Item 601(b)(10) of Regulation S-K.

        You may contact Michelle Miller, Staff Accountant, at (202) 551-3368 or Stephanie Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Will Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel